Exhibit 99.1

Pan American Silver to announce its 2015 third quarter unaudited results on November 12th

VANCOUVER, Oct. 8, 2015 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company") will announce its unaudited 2015 third quarter results on Thursday, November 12th prior to market open. A conference call and live audio webcast with a presentation to discuss the results will be held that same day at 1:00 pm ET (10:00 am PT).

Q3 2015 Unaudited Results Conference Call
Date: Thursday, November 12th, 2015
Time: 1:00 pm Eastern Time – 10:00 am Pacific Time

Conference Call Dial-In Numbers
North America and International Toll Number: +1 604-638-5340

Audio Webcast Information
The live audio webcast and presentation can be accessed 15 minutes prior to the call at:
https://meet.panamericansilver.com/ir/F47VH3V7

Conference Call Replay
A webcast playback of the audio and the power point presentation will be available online shortly after the call on the Company's website at www.panamericansilver.com/Investors/Events

About Pan American Silver
Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kettina Cordero - Manager, Investor Relations: (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 17:00e 08-OCT-15